SCHEDULE C

Item 2(e)

On September 25, 2024, Stilwell Value LLC consented to the entry of a Securities and Exchange Commission (“SEC”) administrative cease and desist order (the “Order”) that, among other things, alleged violations of Section 13(d)(1) and 13(d)(2) of the Securities Exchange Act of 1934 and rules 13d-1 and 13d-2 promulgated thereunder for failing to timely file certain beneficial ownership reports on Schedule 13D and Schedule 13G. The Order required Stilwell Value LLC to cease and desist from committing or causing any future violations of the provisions charged and imposed a $75,000 civil monetary penalty on Stilwell Value LLC. The Order also recognized the remedial acts promptly undertaken by Stilwell Value LLC, as well as its cooperation with the SEC staff. Stilwell Value LLC has satisfied the obligations of the Order. No other member of the Group was implicated in the Order.